August 22, 2019

Mac Armstrong
Chief Executive Officer
Palomar Holdings, Inc.
7979 Ivanhoe Avenue, Suite 500
La Jolla, CA 92037

       Re: Palomar Holdings, Inc.
           Draft Registration Statement on Form S-1
           Submitted August 20, 2019
           CIK No. 0001761312

Dear Mr. Armstrong:

       This is to advise you that we do not intend to review your registration statement.

        We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Sonia Bednarowski at 202-551-3666 with any questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of
Healthcare & Insurance